Exhibit 11.1

BAYSWATER URANIUM CORPORATION

(“the Company”)

Code of Business Conduct and Ethics

1. Introduction

We require high standards of professional and ethical conduct from our employees. Our reputation with our shareholders, business partners, prospective investors and other stakeholders for honesty and integrity is key to the success of our business. No employee will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings.  We intend that the Company’s business practices will be compatible with the economic and social priorities of each location in which we operate. Although customs vary by country and standards of ethics may vary in different business environments, honesty and integrity must always characterize our business activity.  If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation.  This Code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which all employees are expected to comply. Please read this Code carefully and sign at the bottom to acknowledge you have read it, understood it, and that you will undertake to comply with the Code at all times.

In addition to following this Code in all aspects of your business activities, you are expected to seek guidance in any case where there is a question about compliance with both the letter and the spirit of our policies and applicable laws. This Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees of the Company. This Code does not supersede the specific policies and procedures that are covered in the Company’s operating manuals or in separate specific policy statements. References in this Code to the “Company” means Bayswater Uranium Corporation or any of its subsidiaries. Reference to “employees” includes employees, contractors, consultants, officers and directors.

Those who violate the standards set forth in this Code will be subject to disciplinary action up to and including dismissal. If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 17 below.

Your cooperation is necessary to the continued success of our business and the cultivation and maintenance of our reputation as a good corporate citizen.

2. Compliance with Laws, Rules and Regulations

Compliance with the letter and spirit of all laws, rules and regulations applicable to our business is critical to our reputation and continued success. You must respect and obey the laws of the cities, provinces, states and countries in which we operate and avoid even the appearance of impropriety.

Not all employees are expected to know the details of these laws, but it is important for you to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

3. Inside Information and Securities Trading

The Company is publicly traded on security exchanges and as such these rules apply to all employees, contractors, consultants, and professional services providers of the company and are in force at all times.

In the course of business activities, you may become aware of nonpublic information regarding the business, operations or securities of the Company.  You are prohibited from the unauthorized disclosure of any nonpublic information and the misuse of material nonpublic information in securities trading.    You should consider information material if there is a reasonable likelihood that it would be important to an investor in deciding whether to buy or sell the Company’s securities.  Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public.  While it may be difficult to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material.  In addition, material information may be positive or negative.  Examples of such information may include:

•

Project exploration results, whether positive or negative

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Joint ventures with third parties

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Pending or proposed corporate merger or acquisition or take-over bids

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Financial results

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Major contract awards, cancellations or write-offs

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Exploration or development milestones

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Acquisition of material assets

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Disposition of material assets

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Impending bankruptcy or financial liquidity problems

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Gain or loss of a substantial property

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Stock splits or any other change in the capital structure of the Company

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New equity or debt offerings

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Significant litigation exposure due to actual or threatened litigation

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Changes in senior management

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Projections of future earnings or losses

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Dividend issuance decisions

Trading on Material Nonpublic Information:  With certain limited exceptions, no employee of the Company or its subsidiaries and no consultant or contractor to the Company or any of its subsidiaries and no members of the immediate family or household of any such person, shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses material nonpublic information concerning the Company, and ending at such time  public disclosure of that information (usually by Press Release) is made, or at such time as such nonpublic information is no longer material.   For further clarification:

(a)

if a Press Release is disseminated after market close (1:00 p.m. Pacific), no trading shall take place until 11:00 a.m. (Pacific) the following day;

(b)

if a Press Release is disseminated prior to market open (prior to 6:30 a.m. Pacific), no trading shall take place prior to 11:00 a.m. Pacific on the same day;

(c)

if a Press Release is disseminated at any time during market hours (6:30 a.m. to 1:00 p.m. Pacific), no trading shall take place until the earlier of:

i.

 four hours have lapsed since the time of dissemination; and

ii.

market open (6:30 a.m. Pacific) on the following day.

Tipping:  If you think you have material nonpublic information, you are prohibited from disclosing it to any other person (including family members). You are also prohibited from making recommendations or expressing opinions on the basis of material nonpublic information as to trading in the Company’s securities.

Applicability of Insider Trading Regulations to Securities of Other Companies:  The insider trading guidelines described here also apply to material nonpublic information relating to other companies, including the Company’s joint venture partners (“business partners”).  All employees and consultants should treat material nonpublic information about the Company’s business partners with the same care as is required with respect to information relating directly to the Company.

Blackout Periods: Periodically, the Company will declare a blackout period, during which time you are prohibited from buying or selling any company securities.  The Company will inform you, via email, when such period has ended, at which time trading may resume.

4.

Conflicts Of Interest

A conflict of interest occurs when an individual’s private interest interferes, or appears to interfere, in any way with the interests of the Company. A conflict situation can arise when an employee takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when an employee, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, such persons are likely to pose conflicts of interest, as are transactions of any kind between the Company and any other organization in which you or any member of your family have an interest.  Activities that could give rise to conflicts of interest are prohibited unless specifically approved by the Board of Directors or the Audit Committee. It is not always easy to determine whether a conflict of interest exists, so any potential conflicts of interests should be reported immediately to your supervisor or the Company’s general legal counsel.

5. Corporate Opportunities

Employees are prohibited from taking for themselves personally opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain. Employees are also prohibited from competing with the Company directly or indirectly. Employees owe a duty to the Company to advance the legitimate interests of the Company when the opportunity to do so arises.

6. Confidentiality

You must maintain the confidentiality of information entrusted to you by the Company or that otherwise comes into their possession in the course of their employment, except when disclosure is authorized or legally mandated. You may be required to execute a standard form confidentiality agreement upon starting employment or from time to time during the course of employment. The obligation to preserve confidential information continues even after you leave the Company.

Confidential information includes all non-public information that may be of use to competitors, or harmful to the Company or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us.

7. Protection and Proper Use Of Company Assets

You should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any suspected incidents of fraud or theft should be immediately reported for investigation.

Company assets, such as funds, products or computers, may only be used for legitimate business purposes or other purposes approved by management. Company assets may never be used for illegal purposes.

The obligation to protect Company assets includes proprietary information. Proprietary information includes any information that is not generally known to the public or would be helpful to our competitors. Examples of proprietary information include intellectual property, such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, exploration, feasibility and mining data, reports, compilations, ideas and concepts, engineering, production and manufacturing ideas, plans, designs, databases and records, salary information and any unpublished financial data or reports. Unauthorized use or distribution of this information is a violation of Company policy. It may also be illegal and may result in civil and criminal penalties. The obligation to preserve proprietary information continues even after you leave the Company.

8. Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information obtained without the owner’s consent or inducing the disclosures of proprietary information or trade secrets by past or present employees of other companies is prohibited. You should endeavor to deal fairly with the Company’s customers, partners, suppliers, competitors and employees. You should not take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

9. Discrimination and Harassment

We value the diversity of our employees and are committed to providing equal opportunity in all aspects of employment. Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. You are encouraged to speak out when a co-worker’s conduct makes you uncomfortable, and to report harassment when it occurs.

10. Safety and Health

We are all responsible for maintaining a safe and healthy workplace by following safety and health rules and practices. The Company is committed to keeping its workplaces free from hazards. Please report any accidents, injuries, unsafe equipment, practices or conditions immediately to a supervisor or other designated person. Threats or acts of violence or physical intimidation are prohibited.

In order to protect the safety of all employees, employees must report to work in condition to perform their duties and free from the influence of any substance that could prevent them from conducting work activities safely and effectively. The use of illegal drugs in the workplace is prohibited.

11. Financial Statements and Recordkeeping

Honest and accurate recording and reporting of information is critical to our financial reporting and our ability to make responsible business decisions. The Company’s accounting records are relied upon to produce reports for management, shareholders, creditors, governmental agencies and others. Our financial statements and the books and records on which they are based must truthfully and accurately reflect all corporate transactions and conform to all legal and accounting requirements and our system of internal controls.

All employees have a responsibility to ensure that the Company’s records, including accounting records, do not contain any false or intentionally misleading entries. We do not permit intentional misclassification of transactions as to accounts, departments or accounting periods. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

All Company books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect Company transactions and must conform to both applicable legal requirements and the system of internal controls of the Company. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable laws or regulations.

Business records and communications may become public through legal or regulatory investigations or the media. We should avoid exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies. This applies to communications of all kinds, including email and informal notes or interoffice memos.

12. Use of E-Mail and Internet Services

E-Mail systems and Internet services are provided to help us do work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. You may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit material or jokes, unwelcome propositions, ethnic or racial slurs, or any other message that could be viewed as harassment. Also remember that “flooding” our systems with junk mail and trivia hampers the ability of our systems to handle legitimate Company business and is prohibited.

You must not download copyrighted materials, nor copy material that is not licensed to the Company and you should follow the terms of a license when using material that is licensed to the Company. No changes should be made to licensed materials without the prior consent of the Company.  Please do not download games and screensavers, as these are common sources of viruses.

Your messages (including voice mail) and computer information are considered the Company’s property and you should not have any expectation of privacy. Unless prohibited by law, the Company reserves the right to access and disclose this information as necessary for business purposes. Use good judgment, and do not access, send messages or store any information that you would not want to be seen or heard by other individuals.

13. Political Activities and Contributions

We respect and support the right of our employees to participate in political activities. However, these activities should not be conducted on Company time or involve the use of any Company resources such as telephones, computers or supplies. Employees will not be reimbursed for personal political contributions.

We may occasionally express our views on local and national issues that affect our operations. In such cases, Company funds and resources may be used, but only when permitted by law and by our strict guidelines. The Company may also make limited contributions to political parties or candidates in jurisdictions where it is legal and customary to do so. No employee may make or commit to political contributions on behalf of the Company without the approval of senior management.

14. Gifts and Entertainment

Business gifts and entertainment are customary courtesies designed to build goodwill among business partners. These courtesies include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, travel, accommodation and other merchandise or services. In some cultures they play an important role in business relationships. However, a problem may arise when such courtesies compromise – or appear to compromise – our ability to make objective and fair business decisions.

Offering or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship should be avoided. These guidelines apply at all times, and do not change during traditional gift-giving seasons. No gift or entertainment should ever be offered, given, provided or accepted by any employee of the Company, or by any family member of an employee, unless it (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any applicable laws or regulations. Please discuss with your supervisor any gifts or proposed gifts if you are uncertain whether they are appropriate.

15. Waivers of This Code of Business Conduct and Ethics

Any waiver of this Code with respect to a director, officer or employee of the Company may be made only by the Board of Directors or the Audit Committee. Any such waiver will be promptly disclosed to the extent required by applicable laws or stock exchange regulations.

16. Reporting of any Illegal or Unethical Behavior

We have a strong commitment to conduct our business in a lawful and ethical manner. Employees are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation and to report violations of laws, rules, regulations or this Code.

We prohibit retaliatory action against any employee who, in good faith, reports a possible violation. It is unacceptable to file a report knowing it to be false.

17. Compliance Procedures

This Code cannot, and is not intended to, address all of the situations you may encounter. There will be occasions where you are confronted by circumstances not covered by policy or procedure and where you must make a judgment as to the appropriate course of action.  Since we cannot anticipate every situation that may arise, it is important for the Company to set forth a general way to approach a new question or problem. These are the steps to keep in mind:

• Make sure you have all of the facts. In order to reach the right solutions, you must be as fully informed as possible.

• Ask yourself what you are specifically being asked to do. This analysis will enable you to focus on the specific issues that are raised and the available alternatives. Use your judgment and common sense. If something seems unethical or improper, it probably is.

• Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and to discuss the problem.

• Ask yourself whether it feels right, ethical and honest. If it doesn’t, don’t do it.  Seek help.

• Discuss the problem with your supervisor. This approach is best in most if not all situations. Your supervisor may be more knowledgeable about the issue and will appreciate being brought into the process. It is a supervisor’s responsibility to help you to solve problems.

• Seek help from Company resources. In the rare instance in which it may not be appropriate to discuss an issue with your supervisor, or in which you feel uncomfortable approaching your supervisor, discuss the problem by calling or writing the Chief Executive Officer, Chief Operating Officer or the Company’s general legal counsel.

• You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, the Company will protect your anonymity. The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations. An officer or employee who retaliates against someone who has reported an ethical violation in good faith is subject to discipline up to and including termination of employment. These procedures are intended to encourage and enable employees and others to raise serious concerns within the Company rather than seeking resolution outside the Company.

• Ask first. If you are unsure of the proper course of action, seek guidance before you act.

If you require an interpreter, every reasonable effort will be made to provide you with one. We will strive to ensure that all questions or concerns are handled fairly, discreetly and thoroughly.

I, __________________________, acknowledge having read and understood this Code of Conduct and agree to comply with it at all times.

Signature	Date

Contact Information:

Chief Executive Officer:  George M. Leary, #2 Kincora Terrace NW, Calgary, AB, T3R 1M1

(403) 265-3775

Chief Operating Officer: Victor Tanaka, 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8

(604) 687-2153

Company’s General Legal Counsel: Paul Simpson, Armstrong Simpson, 2080, 777 Hornby Street, Vancouver, B.C. V6Z 1S4

(604) 633-7361